FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 25, 2009 announcing that NeraTel has selected Registrant’s SkyEdge II broadband satellite network to serve a government organization in South East Asia.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated March 26, 2009

NeraTel selects Gilat SkyEdge II broadband satellite network to serve a government organization in South East Asia

SkyEdge II network to incorporate newly introduced mesh capabilities

Petah Tikva, Israel, March 25, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has been chosen by Nera Telecommunications Ltd (“NeraTel”), a premier solutions provider for Transmission, Satellite Communications and Infocommunications, to provide a SkyEdge II network that will be used to serve a government organization in South East Asia.

The new network based on Gilat’s SkyEdge II Access and Pro VSATs, will be deployed as part of NeraTel’s comprehensive communications system, to provide high-performance and advanced communications that meet the requirements of NeraTel’s customer. The network carries end-to-end MPLS data. This includes converged services such as broadband IP, voice, video and multicasting.

Gilat’s SkyEdge II Pro is the latest addition to the SkyEdge II family. SkyEdge II Pro is a carrier-grade, modular VSAT, enabling extremely fast throughput for rapid access to the Web, VoIP, corporate connectivity and multimedia applications. The new VSAT is an excellent solution for corporate and government customers.

Gilat’s SkyEdge II platform ensures efficient use of bandwidth, with full adaptivity for both the inbound and outbound channels. The platform’s high efficiency is further enhanced by its newly launched mesh capability, enabling direct connections to be set up between two VSATs where communication traverses the satellite only once in each direction.

“The delivery of the total communication system to the government organization is one of the major breakthroughs for the NeraTel Group and this has strengthened our market position in the government market sector,” said Dr Tan Hong Pew, Executive Vice President for Satellite Communications, Nera Telecommunications Ltd. “We are pleased to have partnered with Gilat in providing a competitive solution which reduces space segment utilization and at the same time provides excellent availability.”

“We are pleased to have collaborated with NeraTel in meeting the communication needs of its customer,” said N. Ranganathan, Gilat Network System’s RVP, Asia. “We are certain that NeraTel’s customer will benefit from SkyEdge II’s high performance, enjoying an array of advanced applications and services on a reliable and secure platform.  The system’s modular design allows add-on modules as required for mesh, embedded voice ports and other future technologies.”

SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

About Nera Telecommunications Ltd.
Nera Telecommunications Ltd (“NeraTel”), established in 1978, is a public company listed on the Singapore Exchange Securities Trading Ltd (SGX-ST). NeraTel plays an important role in realising the global needs of communication. A premier solutions provider, NeraTel offers a comprehensive range of products and services from Transmission, Satellite Communications to Infocommunications. NeraTel has 12 offices in 10 countries within Asia Pacific, serving an established network of customers for more than 30 years. For more information, visit www.neratel.com.sg

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., A provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com